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                           August 13, 2020

       Steven O'Loughlin
       Chief Financial Officer
       Actinium Pharmaceuticals, Inc.
       275 Madison Avenue, 7th Floor
       New York, NY 10016

                                                        Re: Actinium
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 7,
2020
                                                            File No. 333-242322

       Dear Mr. O'Loughlin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rick Werner